

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

January 26, 2011

Mr. Christopher J. Stephens, Jr.
Chief Financial Officer
Barnes Group Inc.
123 Main Street
Bristol, Connecticut 06010

Re:     Form 10-K for the Fiscal Year Ended December 31, 2009
          Form 10-Q for the Period Ended September 30, 2010
          File No. 1-4801

Dear Mr. Stephens:

We have reviewed your response letter dated January 24, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements
Note 13. Pension and Other Postretirement Benefits, page 48

1.  We have read your response to comment four from our January 6, 2011 letter. International plans comprise 15% percent of your total benefit obligation as of December 31, 2009. In 2009, your rate of return was 9% for U.S. plans and ranged from 5.8% to 6.4% for international plans. In 2009, your compensation rate for U.S. plans had a wide range of 3.25% to 7%, while the international plans had a much narrower range of 2.75% to 3%. These same differences exist in 2007 and 2008 as well. Please explain in greater detail how you concluded that your international plans were not significant to your total benefit obligation and that they do not use significantly different assumptions than your U.S. plans. If plan information is now available for 2010, please ensure that your response addresses it as well. Please also tell us the dollar amount of the underfunded status that relates to your U.S. and

international plans as of each balance sheet date.  Alternatively, please revise future filings to separately disclose your U.S. and international plan information.  Refer to ASC 715-20-50-4.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,


Rufus Decker
Accounting Branch Chief